                                   Filed by:  Huntingdon Life Sciences Group plc
                           Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 13e-4(c) and Rule 14d-9(b)
                                       under the Securities Exchange Act of 1934

                            Subject Company:  Huntingdon Life Sciences Group PLC
                                              Commission File No. 001-10173

================================================================================
PRESS RELEASE                                HUNTINGDON LIFE SCIENCES GROUP PLC
                                             (NASDAQ OTCBB: HTDLY/SEAQ:HTD)
                                             Woolley Road, Alconbury, Huntingdon
                                             Cambs PE28 4HS, England

================================================================================

                                                 For Further Information:
                                                 Richard Michaelson
                                                 Phone: UK: +44 (0) 1480 892194
                                                        US: (732) 873-2550 x4824
                                                 e-mail: HuntingdonLS@aol.com


DECEMBER 12, 2001

                   HUNTINGDON ANNOUNCES THIRD QUARTER RESULTS

Huntingdon, England, December 12, 2001 - Huntingdon Life Sciences Group plc ("Huntingdon" or the "Company") announced today that net revenues for the three months ended September 30, 2001 were L17.9 million ($25.9 million) an increase of 11.4% on revenues for the equivalent period last year of L16.1 million ($24.7 million). Under US GAAP the Company reported an operating profit for the three months ended September 30, 2001 of L0.2 million ($0.3 million) compared to an operating profit of L0.1 million ($0.1 million) for the equivalent period last year. Net profit after taxation for the quarter was L0.8 million ($1.2 million) compared to a net loss after taxation of L1.8 million ($2.8 million) for the equivalent period last year. These profits included non-cash exchange gains on the conversion of dollar denominated assets and liabilities into sterling of L1.6 million ($2.3 million) compared to exchange losses in the same period last year of L0.6 million ($0.9 million). Net earnings per ordinary share were 0.3 pence compared to a loss per ordinary share of 0.6 pence last year. Net earnings per ADR were 10.4 cents compared to a loss per ADR of 24.4 cents last year.

Net revenues for the nine months ended September 30, 2001 were L50.3 million ($73.0 million) an increase of 6% on revenues for the equivalent period last year of L47.5 million ($73.1 million). The Company also reported an operating loss under US GAAP for the nine months ended September 30, 2001 of L1.8 million ($2.6 million) compared to an operating profit of L0.2 million ($0.4 million) for the equivalent period last year. Net loss after taxation for the nine months was L3.4 million ($5.0 million) compared to L5.1 million ($7.8 million) last year. Net loss per ordinary share was 1.2 pence compared to 1.7 pence last year. Net loss per ADR was 42.3 cents compared to 66.9 cents last year.

                                              Page 2 of 7
                                              Huntingdon Life Sciences Group plc
                                              Third Quarter Results
                                              December 12, 2001


Under UK GAAP the Company reported an operating loss for the three months ended September 30, 2001 of L0.1 million ($0.1 million), a reduction from the L0.2 million ($0.4 million) last year. Net profit after interest and taxation was L0.1 million ($0.2 million) compared to a loss of L1.9 million ($2.9 million) for the equivalent period last year. Net earnings per ordinary share were 0.04 pence compared to a loss of 0.6 pence last year. Net earnings per ADR were 1.3 cents compared to a loss of 25.1 cents last year.

The Company also reported an operating loss for the nine months ended September 30, 2001 under UK GAAP of L2.5 million ($3.6 million), up from L0.7 million ($1.1 million) last year. Net loss after interest and taxation was L6.2 million ($9.0 million) compared to L5.8 million ($9.0 million) for the equivalent period last year. Net loss per ordinary share was 2.1 pence compared to 2.0 pence last year. Net loss per ADR was 76.6 cents compared to 76.9 cents last year.

The principal differences between the UK and US reported results are non-cash charges associated with pension accounting, deferred taxation and foreign currency translation.

Brian Cass, Huntingdon's Managing Director, said "The continued strong growth in revenues and improvement in our margins is a reflection of the excellent support we are enjoying from our client community, and the record orders we reported in the first half of the year. Third quarter revenues were our highest in five years and the meaningful growth we have shown in each quarter of this year has helped us return to positive operating profits. Both of these were amongst our important interim milestones."

Andrew Baker, Huntingdon's Executive Chairman added "We are most encouraged by the improvement in our operating results which continues the trend we reported for the first half of this year. This announcement, featuring more of an American style of reporting, is an exciting precursor to our pending transaction with Life Sciences Research and our plan to have our equity trade as an American public company. As previously announced, approximately 80% of our shareholders have tendered their shares into the LSR offer, which we believe clearly displays their enthusiasm for the strategic value of this transaction. We certainly share that view, and strongly recommend the minority balance of shareholders who have not yet done so to be part of LSR by promptly tendering their shares." Instructions for the tendering of shares have been mailed to shareholders, or can be obtained by contacting the Company.

On October 16, 2001, a recommended offer was made by Life Sciences Research, Inc. ("LSR") for the entire issued share capital of Huntingdon (the "Offer"), as set out in the offer document of that date. On November 13, 2001 LSR announced an extension of the initial offer period to November 28, 2001 and on November 29, 2001 LSR announced a further extension of the initial offer period to December 14, 2001.

SECURITYHOLDERS SHOULD READ THE FOLLOWING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS REGARDING THE OFFER (DESCRIBED ABOVE) WHEN THEY ARE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC"), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

* LSR's preliminary offer document, any supplement thereto, the final offer document and exchange offer materials.
* LSR's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.
* Huntingdon's Solicitation/Recommendation on Schedule 14D-9.

                                              Page 3 of 7
                                              Huntingdon Life Sciences Group plc
                                              Third Quarter Results
                                              December 12, 2001


When these and other documents are filed with the SEC, they may be obtained free of charge through the SEC's website at http//www.sec.gov. Interested parties may read and copy any reports, statements and other information filed by Huntingdon and LSR at the US SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at +1
(800)-732-0330 for further information on public reference rooms. If you are a holder of Huntingdon ordinary shares and ADSs you may also obtain free of charge each of these documents (when available) from Hungtingdon by directing your request in writing to PO Box 353, Alconbury Huntingdon, Cambridgeshire, PE28 4BR, England.

Huntingdon Life Sciences Group plc is one of the world's leading Contract Research Organizations providing product development services to the pharmaceutical, agrochemical and biotechnology industries. Huntingdon brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. Huntingdon operates research facilities in the United Kingdom (Huntingdon and Eye, England) and the United States (The Princeton Research Centre, New Jersey).

This announcement contains statements that may be forward-looking as defined by the USA's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control, as more fully described in Huntingdon's Form 10-K for the year ended December 31, 2000, as filed with the US Securities and Exchange Commission.


                          * * * TABLES TO FOLLOW * * *

                                              Page 4 of 7
                                              Huntingdon Life Sciences Group plc
                                              Third Quarter Results
                                              December 12, 2001


                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                SEPT 30, 2001     Dec 31, 2000
                                                                                        L'000            L'000
                                                                                   (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                 2,064           2,199
Accounts receivable net of allowance for uncollectables of
  L102,000 (2000: L57,000)                                                               10,894          11,015
Unbilled receivables                                                                      8,749           5,935
Inventories                                                                               1,077             907
Prepaid expenses and other                                                                1,905           1,340
Deferred income taxes                                                                       123             330
                                                                                        -------         -------
TOTAL CURRENT ASSETS                                                                     24,812          21,726
                                                                                        -------         -------
PROPERTY AND EQUIPMENT: NET                                                              62,848          65,377

Investments                                                                                 156             154
Unamortised costs of raising long term debt                                                 503             584
Deferred income taxes                                                                     5,817           5,150
                                                                                        -------         -------
TOTAL ASSETS                                                                             94,136          92,991
                                                                                        =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable                                                                          4,618           3,977
Accrued payroll and other benefits                                                        1,163             927
Accrued expenses and other liabilities                                                    6,597           4,557
Fees invoiced in advanced                                                                11,526          10,859
Short term debt                                                                              --          23,640
                                                                                        -------         -------
TOTAL CURRENT LIABILITIES                                                                23,904          43,960
                                                                                        -------         -------
Long term debt                                                                           60,628          33,612
                                                                                        -------         -------
Other long term liabilities                                                                 346           1,216
                                                                                        -------         -------
Deferred income taxes                                                                    10,022          11,480
                                                                                        -------         -------
Shareholders' Equity:
Ordinary Shares, 5p per value

  Authorised - at September 30, 2001; 400,000,000
  (2000; 400,000,000)
  Issued and outstanding - at September 30, 2001;
  293,510,294 (2000; 292,184,962)                                                        14,675          14,609
Paid in capital                                                                          25,816          25,782
Accumulated deficit                                                                     (41,538)        (38,112)
Accumulated other comprehensive income
  - cumulative translation adjustment                                                       283             444
                                                                                        -------         -------
TOTAL SHAREHOLDERS' EQUITY                                                                 (764)          2,723
                                                                                        -------         -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               94,136          92,991
                                                                                        =======         =======

                                              Page 5 of 7
                                              Huntingdon Life Sciences Group plc
                                              Third Quarter Results
                                              December 12, 2001


                   UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
                       OF INCOME AND COMPREHENSIVE INCOME

                                         THREE MONTHS ENDED SEPTEMBER 30             NINE MONTHS ENDED SEPTEMBER 30
                                                    2001              2000                  2001               2000
                                                   L'000             L'000                 L'000              L'000
                                             (EXCEPT PER       (except per           (EXCEPT PER        (except per
                                             SHARE DATA)       share data)           SHARE DATA)        share data)
Revenues                                          17,883           16,054                50,326             47,467
Cost of sales                                    (15,059)         (13,498)              (43,782)           (40,083)
                                                 -------          -------               -------            -------
Gross profit                                       2,824            2,556                 6,544              7,384
Selling and administrative expenses
                                                  (2,634)          (2,475)               (8,319)            (7,136)
                                                 -------          -------               -------            -------
Operating profit/(loss)                              190               81                (1,775)               248
Interest income                                        9               17                    61                102
Interest expense                                  (1,127)          (1,216)               (3,407)            (3,419)
Other income/(loss)                                1,563             (576)                 (223)            (2,156)
                                                 -------          -------               -------            -------
Profit/(loss) before income taxes                    635           (1,694)               (5,344)            (5,225)

Income taxes                                         209             (145)                1,918                169
                                                 -------          -------               -------            -------
Net profit/(loss)                                    844           (1,839)               (3,426)            (5,056)
                                                 =======          =======              =========           =======
Other comprehensive
income/(loss), net of tax
  Foreign currency translation
  adjustments                                       (295)              124                 (161)               382
                                                 -------          -------               -------            -------
Comprehensive income                                 549           (1,715)               (3,587)            (4,674)
                                                 =======          =======              ========           ========
Earnings/(loss) per share (pence)
- basic                                              0.3             (0.6)                 (1.2)              (1.7)
- diluted                                            0.3             (0.6)                 (1.2)              (1.7)
Earnings/(loss) per ADR (cents)
- basic                                             10.4            (24.4)                (42.3)             (66.9)
- diluted                                           10.4            (24.4)                (42.3)             (66.9)


                                                    '000             '000                  '000               '000
Weighted average shares
outstanding
- basic                                          293,510          291,010               293,282            291,010
- diluted                                        293,510          291,010               293,282            291,010

                                              Page 6 of 7
                                              Huntingdon Life Sciences Group plc
                                              Third Quarter Results
                                              December 12, 2001


            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30
                                                                                         2001                 2000
                                                                                        L'000                L'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                               (3,426)              (5,056)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortisation                                                           4,383                4,489
Amortisation of loan costs                                                                 81                  216
Deferred income taxes                                                                  (1,918)                (169)

CHANGES IN OPERATING ASSETS AND LIABILITIES:

Accounts receivable and prepaid expenses                                               (3,258)              (3,734)
Inventories                                                                              (170)                  79
Accounts payable and other accrued expenses                                             2,917               (1,745)
Fees invoiced in advance                                                                  667                  822
Other liabilities                                                                        (870)              (1,114)
                                                                                       ------               ------
NET CASH USED IN OPERATING ACTIVITIES                                                  (1,594)              (6,212)
                                                                                       ------               ------
CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment                                              (1,766)              (1,480)
                                                                                       ------               ------
NET CASH USED IN INVESTING ACTIVITIES                                                  (1,766)              (1,480)
                                                                                       ------               ------
CASH FLOWS FROM FINANCING ACTIVITIES:

Issue of ordinary shares                                                                  100                    -
Receipt of loan                                                                         2,964                1,000
                                                                                       ------               ------
NET CASH RECEIVED BY FINANCING ACTIVITIES                                               3,064                1,000
                                                                                       ------               ------
Effect of exchange rates on cash and
cash equivalents:                                                                         161                2,361
                                                                                       ------               ------
DECREASE IN CASH AND CASH EQUIVALENTS                                                    (135)              (4,331)

Cash and cash equivalents at beginning of year                                          2,199                5,258
                                                                                       ------               ------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                              2,064                  927
                                                                                       ======               ======

                                              Page 7 of 7
                                              Huntingdon Life Sciences Group plc
                                              Third Quarter Results
                                              December 12, 2001



NOTES:

(1) Bank loans totaling L22,586,000 were refinanced on January 20, 2001 by means of a loan from HLSF LLC, a subsidiary company of the Stephens Group Inc., a related party, and two other banks who were part of the original syndicate. The loans are repayable on June 30, 2006.

    As part of the refinancing additional working capital was made available to the Group to meet its immediate trading requirements. This together with other financing options still available to the Group, are expected to provide adequate finance for the foreseeable future.

    In the light of the above the directors have formed a judgement that it is appropriate to adopt the going concern basis in preparing the accounts.

(2) These results have been prepared in accordance with US GAAP, but have not been audited.

(3) Loss per ADR is calculated using an exchange rate of $1.45 = L1.00 (2000, $1.54 = L1.00). On July 10, 2000 the Company changed its ADR ratio to one ADR representing twenty-five Ordinary Shares and the loss per ADR for each period has been calculated using this ratio; previously each ADR represented five Ordinary Shares. The ratio change was implemented to assure compliance with the New York Stock Exchange's listing requirement that ADR's trade at a minimum price of $1.00 per share.

(4) The Directors do not recommend payment of an interim dividend.

(5) For the purposes of consolidation an average exchange rate of $1.45 = L1.00 has been used in the nine month period ended September 30, 2001 (2000, $1.54 = L1.00) and $1.44 - L1.00 in the three month period ended September 30, 2001 (2000, $1.48 = L 1.00).